820-3120

DSM Press Release

SEC Mail Processing Section

SEP 14 2009

Washington, DC 110

SUPPL

DSM, Corporate Communications
P.O. Box 65[redacted]0
Internet: w
E-mail: me

09047006

38E

Heerlen (NL), 3 September 2009

DSM regains leadership in Dow Jones Sustainability World Index

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, has regained its number one position in the chemical industry sector in the Dow Jones Sustainability World Index*, published today. From 2004 to 2006 DSM was named the worldwide sustainability No. 1 in this sector. In 2007 and 2008 it ranked amongst the top leaders in the sector.

"We are very proud to have regained the No. 1 position in the Dow Jones Sustainability Index," said Feike Sijbesma, chairman of DSM's Managing Board. *"It is a recognition of our continuous efforts in sustainability, as reflected in our performance and transparent reporting. For the coming years, we will continue to pursue our ambition to be a leader in the field of sustainability, which is an important element of our strategy Vision 2010. Sustainability is increasingly important in today's world and especially now, during the economic downturn, it is essential to stay the course and continue in our efforts to contribute to a better world for people today as well as future generations."*

DSM innovations are helping to address some of the world's most pressing issues such as climate change, energy consumption and the need for a balanced food and water supply. DSM is committed to delivering value (social, environmental and economic) to all stakeholders and believes that as a company it cannot be successful nor call itself successful, in a world that is failing.
This year, DSM once again took concrete steps to actively reduce its own and its customers' carbon footprint and fight hidden hunger and malnutrition around the world.

Today DSM also announces its signing of the 'United Nations Global Compact CEO Water mandate' to underline the company's commitment to water management as part of its sustainability strategy. UN's CEO Water Mandate is a leadership platform that deals with the use and conservation of water worldwide.

"Our theme for the coming years remains sustainable innovations: providing solutions to global societal issues, by manufacturing and selling sustainable products in the value chain. Products that create energy efficiency and help our customers to reduce greenhouse gas emissions, water consumption and/or waste. We will keep working on our performance and reporting, because we firmly believe that the need for sustainable entrepreneurship and transparency is beyond debate. We want to thank our employees for their efforts and commitment to this field and we are convinced this is the way forward," Sijbesma said.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

DSM

For more information:

DSM Corporate Communications
André van der Elsen
tel. +31 (0) 45 5787162
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

NOTES TO THE EDITOR

* The Dow Jones Sustainability World Index includes over 300 companies from 34 countries that rank among the top 10% in their industries in terms of corporate sustainability. In 2003 DSM was for the first time included in the Dow Jones STOXX sustainability index for Europe. In 2004, 2005 and 2006 DSM achieved a leadership position in both the European and the global index. The company was again named leader in both indexes in 2007 and 2008.

The Dow Jones Sustainability Indexes track the performance of the leading sustainability-driven companies worldwide through a thorough assessment of companies' economic, environmental and social performance and accounts for more than 50 general as well as industry-specific criteria in each sector.